UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-40086

Portage Biotech Inc.

(Translation of registrant's name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

 (Address of principal executive office)

c/o Portage Development Services Inc., Ian Walters, 203.221.7378

61 Wilton Road, Westport, Connecticut 06880
(Name, telephone, e-mail and/or facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Explanatory Note

This Amendment No. 1 on Form 6-K/A amends the Current Report on Form 6-K of Portage Biotech Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on July 8, 2022 (the “Original Form 6-K”). The Original Form 6-K reported the Company’s acquisition of Tarus Therapeutics, Inc. (“Tarus”). The purpose of this amendment is to disclose the required financial statements of Tarus and pro forma financial statements of the Company. Other than as set forth in this amendment, no other changes have been made to the Original Form 6-K.

Item 9.01 Financial Statements and Exhibits.

(a)

Financial Statements of the Business Acquired:

In accordance with Item 9.01(a), the audited financial statements of Tarus as of and for the years ended December 31, 2021, 2020 and 2019 are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

In accordance with Item 9.01(a), the unaudited financial statements of Tarus as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 and as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 are attached hereto as Exhibit 99.2 and 99.3, respectively, and are incorporated herein by reference.

(b)

Pro Forma Financial Information:

In accordance with Item 9.01(b), the unaudited pro forma condensed consolidated statements of financial position of the Company as of June 30, 2022 and the unaudited pro forma condensed consolidated statements of operations for the year ended March 31, 2022 and for the three months ended June 30, 2022, giving effect to the Company’s acquisition of Tarus, are attached hereto as Exhibit 99.4 and are incorporated herein by reference.

(d)	Exhibits

Exhibit No.	Description of Exhibit

23.1	Consent of Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

99.1	Audited Financial Statements of Tarus Therapeutics, Inc. as of and for the years ended December 31, 2021, 2020 and 2019.

99.2	Unaudited Statement of Financial Position of Tarus Therapeutics, Inc. as of March 31, 2022 and the Unaudited Statements of Comprehensive Loss and Statements of Cash Flows for the three months ended March 31, 2022 and 2021.

99.3	Unaudited Statement of Financial Position of Tarus Therapeutics, Inc. as of June 30, 2022 and the Unaudited Statements of Comprehensive Loss for the three and six months ended June 30, 2022 and 2021 and the Unaudited Statements of Cash Flows for the six months ended June 30, 2022 and 2021.

99.4	Unaudited Pro Forma Condensed Consolidated Statements of Financial Position as of June 30, 2022 and the Unaudited Pro Forma Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended June 30, 2022 and for the year ended March 31, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portage Biotech Inc.
(Registrant)

Date: October 12, 2022	/s/ Ian Walters
Ian Walters
Chief Executive Officer